SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)
Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1
(CUSIP Number)
Douglas McClain, Jr. Argyll Biotechnologies, LLC 4225 Executive Square Suite 260 La Jolla, California 92037 (858) 200-2320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

(Page 1 of 8 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 8

1.	NAME OF REPORTING PERSONS: Argyll Biotechnolgies, LLC IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 147,000,000**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 147,000,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,000,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.0%
14.	TYPE OF REPORTING PERSON CO
* See Item 2 hereof
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 3 of 8

1.	NAME OF REPORTING PERSONS: James T. Miceli IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 147,000,000**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 147,000,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,000,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.0%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 4 of 8

1.	NAME OF REPORTING PERSONS: Douglas McClain, Jr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 147,000,000**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 147,000,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,000,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.0%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 5 of 8

ITEM 1. SECURITY AND ISSUER

This initial statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4225 Executive Square, Suite 260, La Jolla, California 92037.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Argyll Biotechnologies, LLC, a Delaware limited liability company (“Argyll”), and the other persons named on Exhibit A attached hereto (each a “Reporting Person” and together the “Reporting Persons”). Exhibit A also sets forth the name, place of organization, principal business, address of principal business, address of principal office and other information with respect to the Reporting Persons.

Argyll is the owner of 147,000,000 shares of Common Stock of the Issuer. Argyll is jointly controlled by its members, James T. Miceli and Douglas McClain, Jr. There is no agreement or arrangement among the two members of Argyll with respect to the voting or disposition of any securities of the Issuer owned by Argyll or any of the other Reporting Persons.

Except as expressly set forth herein, the joint filing of this Schedule 13D shall not be construed as an admission that any person named herein is the beneficial owner of any or all of the securities of the Issuer owned or to be owned or acquired by any other person for the purposes of this Schedule 13D, or for any other purpose, and each such person disclaims beneficial ownership of all of the securities of the Issuer owned by such other persons.

The name, citizenship, business address and present principal occupation or employment of each executive officer and manager of Argyll, as well as the name, principal business and address of the company in which such occupation or employment is conducted, as well as certain other information required by instruction C to Schedule 13D, are set forth in Exhibit B attached hereto.

During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or manager of Argyll, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the terms of a license agreement executed on September 28, 2006 attached hereto as Exhibit C, Argyll was given 147,000,000 shares of Common Stock of the Issuer in exchange for an exclusive worldwide right to market, distribute, sell and promote SF-1019 for treatment of CIPD, diabetic neuropathy and diabetic ulcers given by Argyll to the Issuer and certain other rights. Argyll and the Issuer are related entities.

ITEM 4. PURPOSE OF TRANSACTION

The Common Stock owned by Argyll was acquired pursuant to the terms of the above-described license agreement as consideration for the grant of the license. In August 2006, Argyll sold $1,055,000

CUSIP No. 452530 10 1	13D	Page 6 of 8

principal amount of 8% convertible notes due June 30, 2007 in a private placement to seven accredited investors. The notes are convertible at the option of the note holders into Common Stock of the Issuer at a conversion rate equal to the lesser (i) $5.00 per share, or (ii) if the Issuer’s Common Stock is quoted on the OTC Bulletin Board, the average closing price per share on the ten trading days preceding the conversion date, subject to a minimum conversion price of $3.00 per share. Holders of the convertible notes receive other conversion rights with each share acquired by converting their note, such as a warrant to purchase two additional shares of Common Stock of the Issuer, where the exercise price of the first is $7.50 per share and the second is $10.00 per share. If all the notes were converted in full by all the note holders, it is estimated that a maximum of 633,000 shares of Common Stock, including the shares transferred upon exercise of the warrants, would be transferred by Argyll to the note holders, and Argyll would retain 146,367,000 shares of Common Stock. The Issuer received no consideration from the issuance by Argyll of the convertible notes to the note holders, and will receive no consideration from the conversion of the convertible notes by the note holders into shares of the Issuer’s Common Stock. Argyll may continue to market the convertible notes through privately negotiated transactions.

Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate. Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a) Amount beneficially owned: 147,000,000 shares of Common Stock**
Percent of class: 54.0% based on 272,000,000 shares of Common Stock issued and outstanding

(b) Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote - 0
(ii) Shared power to vote or to direct the vote - 147,000,000**
(iii) Sole power to dispose or to direct the disposition of - 0
(iv) Shared power to dispose or to direct the disposition of - 147,000,000**

(c) The information with respect to the acquisition of the Common Stock of the Issuer by Argyll, as set forth in Item 3, is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.
_________________
** Includes 147,000,000 shares of Common Stock issued as consideration for a privately negotiated exclusive License Agreement between the Issuer and Argyll, which are related entities. See Item 3.

CUSIP No. 452530 10 1	13D	Page 7 of 8

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are subject to a Lock-Up Agreement dated as of September 21, 2006 between the Company and such persons attached hereto as Exhibit D that contains certain lock-up provisions with regard to future sales of the Common Stock of the Issuer owned by such persons for a period of 12 months until January 3, 2008.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Information concerning Reporting Persons

Exhibit B - Information concerning Reporting Persons’ officers, mangers and others

Exhibit C - License Agreement dated as of September 28, 2006 between the Issuer and Argyll Biotechnologies, LLC

Exhibit D - Lock-up Agreement dated as of September 21, 2006 between the Issuer and Argyll Biotechnologies, LLC

Exhibit E - Agreement among Reporting Persons to file Joint Statement on Schedule 13D

CUSIP No. 452530 10 1	13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	February 16, 2007

AGRYLL BIOTECHNOLOGIES, LLC

By:	/s/ Douglas McClain, Jr.
Name:	Douglas McClain, Jr.
Title:	Chief Financial Officer

/s/ James T. Miceli
James T. Miceli

/s/ Douglas McClain, Jr.
Douglas McClain, Jr.

EXHIBIT A

Information Concerning Reporting Persons

Name: Argyll Biotechnologies, LLC

Place of Organization: Delaware

Principal Business: development of biomedical products

Address of Principal Business: 4225 Executive Square, Suite 260, La Jolla, California 92037

Address of Principal Office: 4225 Executive Square, Suite 260, La Jolla, California 92037

Name: James T. Miceli

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

Principal Occupation: Business executive with Argyll Equities, LLC, 4225 Executive Square, Suite 260, La Jolla, California 92037 which engages in the private investment business

Citizenship: United States

Name: Douglas McClain Jr.

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

Principal Occupation: Business executive with Argyll Equities, LLC, 4225 Executive Square, Suite 260, La Jolla, California 92037 which engages in the private investment business

Citizenship: United States

EXHIBIT B

Information Concerning Argyll Biotechnologies, LLC’s officers, managers and others

Name: Douglas McClain, Jr.

Position with Company: President

Principal Occupation: Business executive with Argyll Equities, LLC, which engages in the private investment business

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

Name: James T. Miceli

Position with Company: Chief Executive Officer

Principal Occupation: Business executive with Argyll Equities, LLC, which engages in the private investment business

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

Name: Gregory Witz

Position with Company: Chief Financial Officer

Principal Occupation: Business executive with Argyll Equities, LLC, which engages in the private investment business

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

EXHIBIT C

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (“Agreement”) is made effective as of the __ day of September, 2006, by and between Argyll Biotechnologies, LLC, a closely-held Delaware limited liability company having a principal office at 4225 Executive Square, Suite 260, La Jolla, California, 92037 (“Argyll Biotech”) and Immunosyn Corporation, a Delaware corporation having a principal office at 4225 Executive Square, Suite 260, La Jolla, California 92037 (“Immunosyn”).

In consideration of mutual promises, covenants and representations contained in this Agreement, the Argyll Biotech and Immunosyn hereby agree as follows:

1.	BACKGROUND.

1.1     Argyll Biotech and its predecessors, partners, research and development agents and consultants (collectively the “Argyll Team”) have identified and are investigating a novel biopharmaceutical product for the treatment of disease pathologies that adversely affect the human immune system, either by suppressing the activity of the immune system or by causing the immune system to aggressively overreact to viral invasive agents. All right, title and interest in and to that product, including, without limitation, all intellectual property and other intangible rights in that product are owned by Argyll Biotech.

1.2     Argyll Biotech has assumed the organization, management and administration of the continued development and refinement of that product, including all financial commitments and requirements associated with that development and refinement of that product, which is currently referred to as “SF-1019”. Based on preliminary experiments, the Argyll Team believes that SF-1019 may be an effective treatment product for a plurality of viral and immune system pathologies, including conditions related to Chronic Inflammatory Demyelinating Polyneuropathy (“CIDP”) and diabetes myelitis, and human immunodeficiency virus. Argyll Biotech intends to develop and procure regulatory and other approval for the marketing, sale and distribution of a commercial form of SF-1019.

1.3     Immunosyn was organized and capitalized for the purpose of marketing, distributing and selling the SF-1019 product and other novel bio-pharmaceutical products throughout the world. Following its formation and capitalization, Immunosyn has committed to raising a substantial amount of capital that will be used, in part, to procure licenses for such products and to finance a marketing and distribution network for those products.

1.4     Argyll Biotech now desires to license to Immunosyn, and Immunosyn now desires to procure a license from Argyll Biotech, for the marketing, sale and distribution of the SF-1019 product solely for the treatment of CIPD, diabetic neuropathy and diabetic ulcers pursuant to the terms, conditions, and limitations described in this Agreement.

2.	GRANT OF RIGHTS.

2.1     Subject to the terms and conditions of this Agreement, Argyll Biotech hereby grants to Immunosyn an exclusive license to market, distribute, sell and promote the SF-1019 product throughout the world solely for the treatment of CIPD, diabetic neuropathy and diabetic ulcers (the “Licensed Use”).

2.2     Argyll Biotech shall not grant any rights or licenses to the SF-1019 product, or any compounds chemically similar to SF-1019, for the Licensed Use to any third party, including, without limitation, subsidiaries and affiliates of Argyll Biotech.

2.3     (a)     Argyll Biotech further grants Immunosyn the non-exclusive, worldwide right to use any trademarks, service marks, logo, and other source-identifying indicia (the “Trademarks”) that Argyll Biotech may create for the SF-1019 product, for use in Immunosyn’s Licensed Use. In connection with such Trademark use, Immunosyn shall permit duly authorized representatives of Argyll Biotech to inspect, on the premises of Immunosyn, at all reasonable times, the products sold by Immunosyn under the Trademarks, Immunosyn’s quality control records, and Immunosyn’s facilities used in or relating to the marketing, distribution or sale of the SF-1019 product to insure compliance with current Good Manufacturing Practice as defined in Parts 210 and 211 of Title 21 of the U.S. Code of Federal Regulations, as may be amended from time to time, or any successor thereto.

(b)    Whenever Immunosyn uses the Trademarks Immunosyn shall clearly indicate Argyll Biotech’s ownership of the Trademarks. At least ten business days prior to any new use of the Trademarks, Immunosyn shall provide Argyll Biotech with samples of all proposed literature and advertising using the Trademarks for approval by Argyll Biotech. If no objection is received from Argyll Biotech within five business days of receipt of such samples, Immunosyn may use the Trademarks in the manner used in the samples submitted for approval.

(c)    If necessary in any country to permit Immunosyn to use the Trademarks, Argyll Biotech shall make application to register Immunosyn as a permitted user or registered user of the Trademarks and, if necessary, or if requested by Argyll Biotech, Immunosyn undertakes to join in such application and to take such action as may be necessary or requested by Argyll Biotech to implement such application or retain, enforce or defend the Trademarks. If necessary in any country to maintain Argyll Biotech’s rights in the Trademarks, Immunosyn shall enter into a registered user agreement or permitted user agreement regulating its use of the Trademarks.

(d)    Immunosyn acknowledges that Argyll Biotech is the owner of the Trademarks. Immunosyn shall not at any time do, cause to be done, or permit any act or thing inconsistent with, contesting or in any way impairing or tending to impair such ownership. Immunosyn agrees that all use of the Trademarks by Immunosyn shall inure to the benefit of and be on behalf of Argyll Biotech. Immunosyn acknowledges that nothing in this Agreement shall give Immunosyn any right, title or interest in the Trademarks other than the right to use the Trademarks in accordance with this Agreement. Immunosyn agrees that it will not challenge the title or ownership of Argyll Biotech to the Trademarks or attack or contest the validity of the Trademarks.

(e)    Argyll Biotech, in consultation with Immunosyn, shall register and maintain the Trademarks, or cause the Trademarks to be registered and maintained, in those countries in which such Trademarks shall be used, at Argyll Biotech’s sole expense. If either party learns of any actual, alleged or threatened unauthorized use or other infringement of the Trademarks by others in any country, that party agrees to promptly notify the other party of such unauthorized use or other infringement. Argyll Biotech shall use reasonable efforts, in its discretion, to retain, enforce or defend the Trademarks.

(f)     To the extent permitted by law, all labeling, packaging, literature, promotional material and advertising for the SF-1019 product that is marketed, distributed or sold by Immunosyn in any country shall contain Argyll Biotech’s name and logo with comparable prominence as the name and logo used by Immunosyn. To the extent practicable, or as required by applicable law to protect the Trademarks, Immunosyn shall include on any material bearing any Trademarks an acknowledgement that such Trademark is the property of the Argyll Biotech.

2.4       Immunosyn shall have, and Argyll Biotech hereby grants to Immunosyn, a right of first offer to enter into additional license agreements or other arrangement with Argyll Biotech for applications of the SF-1019 product for treatments not included in the Licensed Use, as follows:

(a)     In the event that Argyll Biotech is interested in seeking any third party license or arrangement with respect to treatments other than the Licensed Use, Argyll Biotech shall give written notice thereof to Immunosyn, together with any and all materials and relevant information and data regarding such prospective license or arrangement that Argyll Biotech has in its possession or control. Immunosyn shall have thirty (30) days after receipt of such written notice and all such information and data to decide whether or not it is interested in entering into negotiations for such a license or other arrangement with Argyll Biotech for such other uses.

(b)     If Immunosyn notifies Argyll Biotech in writing within such 30-day period that it is interested in negotiating such a license or arrangement, Argyll Biotech shall provide Immunosyn with written notice of its proposed material terms and conditions of such arrangement (“Proposed Terms”). The Proposed Terms shall include all material terms and conditions of such arrangement, including, without limitation, the scope of the proposed arrangement, the financial terms and any technology or compound quid pro quo expected or sought by Argyll Biotech. Immunosyn and Argyll Biotech shall promptly commence good faith negotiations (including a review of all relevant data and information of clinical significance relating to such other uses for a period of up to ninety (90) days after Immunosyn receives such Proposed Terms from Argyll Biotech, in an effort to reach mutually acceptable material terms and conditions for such arrangement, which material terms and conditions shall be set forth in a written letter of intent (“Letter of Intent”). During such 90-day period, Argyll Biotech shall not negotiate with any third party a potential license or arrangement with respect to such other uses.

(c)     If, despite each of Immunosyn’s and Argyll Biotech’s good faith efforts, Argyll Biotech and Immunosyn are not able to agree on such material terms and conditions and do not execute a Letter of Intent by the end of such 90-day period, then Argyll Biotech may enter into negotiations with any third party regarding the other uses, provided, however, that the terms and conditions of any agreement with that third party shall be no more favorable, in the aggregate, to such third party than the most favorable terms proposed or offered by Argyll Biotech to Immunosyn.

2.5       At any time during the first five (5) years after execution of this Agreement (the “Option Period”), Immunosyn shall have, and Argyll Biotech hereby grants to Immunosyn, a right of first negotiation to enter into an arrangement with Argyll Biotech (including, without limitation, any co-development, co-promotion, research and development, commercialization or intellectual property license agreement, joint venture, partnership, or other partnering relationship) for the licensing of any intellectual property or know-how owned by Argyll Biotech, or to which Argyll Biotech has an exclusive license, involving compounds or products not directly relating to the SF-1019 product (“License Relationship”).

(a)     In the event that Argyll Biotech is interested in establishing such a License Relationship with a third party during the Option Period, Argyll Biotech shall give written notice thereof to Immunosyn, together with any and all materials and relevant information and data regarding the subject matter of such proposed License Relationship that Argyll Biotech has in its possession or control.

(b)    With respect to each such License Relationship, Immunosyn shall have ninety (90) days after receipt of such written notice and all such information and data to enter into a non-binding letter of intent with Argyll Biotech containing the proposed material terms of an agreement regarding such License Relationship. During such 90-day time period, Argyll Biotech shall not negotiate such a License Relationship with any third party. In the event that Immunosyn and Argyll Biotech do not enter into a non-binding letter of intent as aforesaid, Argyll Biotech shall be free to proceed to negotiate with third parties as it deems appropriate without any further obligation to Immunosyn.

2.6       In order to facilitate the marketing, sale and distribution rights licensed to Immunosyn under this Agreement Argyll Biotech shall grant to Immunosyn full and unrestricted access to Argyll Biotech’s research and development files and activities, including without limitation medicinal chemistry, screening, clinical trial protocols and results, and other similar materials, all at such times and under such conditions as the parties may agree to avoid disruption and interference with the orderly operation of Argyll Biotech’s research and development.

2.7       All rights not expressly granted in this Agreement are reserved by Argyll Biotech, and no implied licenses shall be deemed granted to Immunosyn by contract or by law. Without limitation on the foregoing, Argyll Biotech reserves all rights to make SF-1019 or have SF-1019 made on its behalf.

3.	DEVELOPMENT AND REGULATORY MATTERS

3.1       (a)    The Parties acknowledge that the Argyll Team is in the process of preparing to submit an initial regulatory registration application for use of the SF-1019 product with respect to the Licensed Use with one or more regulatory bodies, such as the United States Food and Drug Administration or one or more foreign regulatory bodies (the “Initial Regulatory Filing”). Until the Initial Regulatory Filing is made and continuing indefinitely thereafter, Argyll Biotech shall be solely responsible for conducting clinical studies and all other regulatory matters, manufacturing matters and/or pre-clinical studies necessary to support, prepare and file the Initial Regulatory Filing, and Argyll Biotech shall use all commercially reasonable efforts necessary to make such Initial Regulatory Filing. Argyll Biotech shall keep Immunosyn informed as to the status of such efforts, shall permit Immunosyn to review and comment on the Initial Regulatory Filing and each subsequent regulatory filing during each filing’s preparation, and shall consult with Immunosyn regarding the preparation of the Initial Regulatory Filing and each subsequent filing.

(b)     Promptly after the execution date of this Agreement, Argyll Biotech shall deliver to Immunosyn copies of relevant and material data, studies and other written materials in Argyll Biotech’s possession as of the execution date of this Agreement relating to the SF-1019 product and its predecessors and cognates, including without limitation any such materials relating to patents and know-how.

(c)     During the term of this Agreement: (i) each party shall provide to the other parties any material data or other information relating to the SF-1019 product and its predecessors and cognates, including without limitation any such information relating to patents and know-how, from time to time as such data and information is developed or acquired by such party; and (ii) each of the parties shall deliver to the other party all data and dossiers relating to the SF-1019 product and its predecessors and cognates or any product and results from any studies being conducted by or on behalf of either of such parties in connection therewith promptly after such data and/or dossiers become available.

(d)     All such data and information exchanged or required to be exchanged by the Parties pursuant to this Section 3.1 shall be owned by Argyll Biotech, whether in Argyll Biotech’s possession or control as of the execution date of this Agreement or developed any party during the term of this Agreement. Argyll Biotech hereby grants Immunosyn the right to use all such data and information Immunosyn in accordance with its obligations and license rights under this Agreement.

3.2      Argyll Biotech shall own all regulatory approvals that may result from the Initial Regulatory Filing or subsequent filings in any country or territory in which such filings are made (each a “Registration”), including, without limitation, Registrations granting pricing and reimbursement approvals for any country or territory as the same may be granted or issued by the appropriate regulatory body for such country or territory.

3.3      (a)     Within one hundred eighty (180) days after the execution date of this Agreement, Argyll Biotech shall prepare and submit to Immunosyn, a clinical budget containing the budget for the conduct of proposed clinical development plans for the development of the SF-1019 product for calendar years 2007 through and including 2009, on a calendar year-by-calendar year basis (such budgets, as modified from time to time, are referred to as “Clinical Budgets”);

(b)    Also within one hundred eighty (180) days after the execution date of this Agreement, Argyll Biotech shall prepare and submit to Immunosyn a clinical development plan for calendar years 2007 through 2009 describing Argyll Biotech’s proposed program for obtaining regulatory approval for the Licensed Use of SF-1019. Such clinical development plan shall include: (i) a plan for the rapid and orderly commencement of those clinical and other studies ongoing with respect to the SF-1019 product; (ii) the allocation of regulatory strategy and responsibility for continued development of the SF-1019 Product; (iii) the research and development activities of any or all members of the Argyll Team for the development of the SF-1019 Product for calendar years 2007 through 2009, including the allocation of resources among the Team Members, which shall be consistent with the proposed clinical budget for such period; (iv) “go/no go” decision criteria for each stage of development of the SF-1019 product; (v) timelines for scientific, medical, regulatory and other activities to be undertaken by the Argyll Team for the purpose of obtaining Registrations for the SF-1019 product in each country in which that Product will be marketed, distributed and sold for the Licensed Use, providing marketing support and developing new indications and formulations for the SF-1019 product. Every clinical development plan for the relevant period shall include clinical studies required for approval of new indications.

(c)     Argyll Biotech will be primarily responsible for implementing the regulatory strategy for the SF-1019 product in all countries in which that product will be marketed, sold and distributed for the Licensed Use, including, without limitation, responsibility for all regulatory compliance, worldwide safety surveillance, adverse event reporting and all other necessary support services.

(d)     The license fees payable by Immunosyn (as described below) shall provide sufficient funds or marketable securities to complete the execution of the clinical development plans provided they are developed in accordance with this Section 3.3 (even if such funding is in excess of the clinical budget). Any change to any clinical development plan after the development thereof in accordance with this Section 3.3 must be approved by each party to this Agreement, provided that any such change that (i) alters the number of patients being studied under the clinical development plan or the type and/or phase of such studies, or (ii) increases the amount of funding necessary to complete a clinical development plan as a result of any change to (A) the timing of entry of such patients into studies under such clinical development plan, or (B) the procedures to be conducted in such studies, in each such case shall relieve Immunosyn of the funding obligation set forth in the immediately preceding sentence with regard to such revised clinical development plan only to the extent that such revised clinical development plan requires funding which exceeds the clinical budget by more than fifteen per cent (15%), unless such increase is necessary to accommodate Immunosyn’s specific requests for expanding the scope of Argyll Biotech’s clinical development plan.

3.4      (a)     Argyll Biotech shall be responsible for the preparation of all protocols and the conduct of all activities relating to any Registrations and all Initial and other Regulatory Filings necessary or desirable to register the SF-1019 product for the Licensed Uses in all countries. Argyll Biotech shall also conduct all communications with all Regulatory Authorities during the registration process. During such process, Immunosyn shall collaborate and cooperate with Argyll Biotech in the preparation and filing of all documents necessary therefore and all regulatory interactions and compliance with Regulatory Authorities in any country. All regulatory activities (including without limitation adverse event reporting) in accordance with this Agreement and the clinical development plans shall be conducted on behalf of Argyll Biotech. Argyll Biotech shall appoint Immunosyn as its agent for regulatory compliance and all other regulatory activities for which Immunosyn is responsible.

(b)    Argyll Biotech shall cause the Argyll Team to supply all SF-1019 product necessary and/or desirable for all studies to be conducted pursuant to the clinical development plans. Such SF-1019 product shall be supplied in accordance with, in all material respects, clinical good manufacturing practices (“cGMP”), at least ninety (90) days prior to the anticipated delivery date for each shipment thereof.

(c)     In connection with performing its obligations pursuant to the clinical development plans, each of Immunosyn and Argyll Biotech shall use all commercially reasonable efforts to perform such responsibilities diligently, with the objective of maximizing the sales potential of the SF-1019 product for the Licensed Use and promoting the therapeutic profile and benefits of the SF-1019 product for that use in the most commercially beneficial manner. Without limiting the generality of the foregoing, each such Party shall:

(i)     cooperate with the other Party to implement the clinical development plans, and such other activities that, from time to time, Argyll Biotech decides are necessary for the commercial success of the SF-1019 product;

(ii)     use commercially reasonable efforts to perform the work set out for such party to perform in the clinical development plans;

(iii)     conduct all work pursuant to the clinical development plans in good scientific manner, and in compliance in all material respects with all requirements of applicable laws, rules and regulations, and all other requirements of any applicable cGMP, good laboratory practice and current good clinical practice to attempt to achieve the objectives of the clinical development plans efficiently and expeditiously; and

(iv)     maintain records, in sufficient detail and in good scientific manner, which shall be complete and accurate and shall fully and properly reflect all work done and results achieved in connection with the clinical development plans in the form required under all applicable laws and regulations. The other such party shall have the right, during normal business hours and upon reasonable prior written notice, to inspect and copy all such records at its own expense, so long as doing so is not unreasonably disruptive. The other such party shall maintain such records and information contained therein in confidence in accordance with this Agreement and any confidentiality agreements that may be effective as between the parties hereto, and shall not use such records or information except to the extent otherwise permitted by this Agreement.

3.5      Argyll Biotech shall be responsible for the one hundred per cent of the development costs related to the SF-1019 product for the Licensed Use and all other uses, and no additional fees other than the License Fee (described herein) shall be due and owing from Immunosyn in respect of such costs.

3.6       In the event that registration of an Initial Regulatory Filing is denied or is materially delayed by the relevant regulatory authority, then Argyll Biotech shall (a) immediately reassess the relevant clinical development plan to address the regulatory authority’s objections and questions, (b) immediately give Immunosyn notice of such developments, (c) from time to time as additional such developments arise, promptly give Immunosyn notice of such additional developments, and (d) keep Immunosyn reasonably informed of all deliberations regarding all such developments. As used in this Section 3.6, a material delay is a delay arising from a requirement set forth by the regulatory authority that Argyll Biotech conduct additional clinical studies not conducted in connection with the submission of the Initial Regulatory Filing. In the event of a material delay, Argyll Biotech shall apply its sound scientific, commercial and regulatory judgment with all deliberate speed to determine whether or not it is in the best interest of both of Immunosyn and Argyll Biotech to go forward with the conduct of any additional clinical studies required by the regulatory authority. Upon reaching such determination, Argyll Biotech shall redirect (without increasing) the existing overall clinical budget as necessary to undertake such studies and to cause such studies to be undertaken.

3.7      Argyll Biotech shall have the right to immediately suspend the relevant clinical development activities with respect to the SF-1019 product for the Licensed Use or for any other particular indication, formulation or dosage form in the event that Argyll Biotech, in good faith, determines that there exists significant and urgent concerns relating to patient safety with respect to such clinical studies. Upon making the determination to suspend such clinical activities, Argyll Biotech shall notify Immunosyn in writing immediately of any such suspension and the reasons therefore. Argyll Biotech shall then promptly determine what actions should be taken with respect to such clinical activities. Once a determination is made with respect to the appropriate actions to be taken, Argyll Biotech shall review and re-evaluate the relevant clinical development plan and the clinical budget and make any changes necessary to implement such actions.

3.8      Each party shall be responsible for, and hereby assumes, any and all risks of personal injury or property damage attributable to the negligent or willful acts or omissions of such party or its affiliates, including their respective directors, officers, employees and agents and for the activities and obligations of such party pursuant to this Section 3.

4.	DISTRIBUTION AND PROMOTION.

4.1       Immunosyn shall use all commercially reasonable efforts to launch, promote and sell the SF-1019 product for the Licensed Use in each country in which regulatory approval for such Licensed Use is obtained and to perform such responsibilities diligently, with the objective of maximizing the sales potential of the SF-1019 product and promoting its therapeutic profile and benefits in the most commercially beneficial manner.

4.2      (a)     Except as provided in Section 4.4 and subject to the overall direction and control of Argyll Biotech, Immunosyn and its wholly owned subsidiaries shall be responsible for, and shall have the rights granted under Section 2.1.

(b)    In connection with its responsibilities for distribution, marketing and sales of the SF-1019 product for the Licensed Use, Immunosyn shall provide all sales force (including, without limitation, sales administration and training), order entry, customer service, reimbursement management, medical affairs, medical information, marketing (including all advertising and promotional expenditures), warehousing, physical distribution, invoicing, credit and collections, production forecasting and other related facilities and services necessary or desirable for such distribution, marketing and sales.

4.3     Immunosyn shall prepare proposed-marketing and promotional plans for the SF-1019 product for each country in which that product may be marketed and sold for the Licensed Use, which shall include plans related to the prelaunch, launch, promotion and sales of the product and which shall include but not be limited to pricing strategy, sales targets, forecasts for the number of sales representatives, copies of promotional materials, and a reasonably descriptive overview of the marketing and advertising campaigns proposed to be conducted (the “Marketing Plans”). Immunosyn shall provide copies of the proposed Marketing Plans to Argyll Biotech for Argyll Biotech’s review and comment as soon as practicable after preparation and as frequently as may be required based upon Immunosyn’s usual marketing campaign cycles, but in no case less that once each calendar year. Immunosyn shall in good faith give due consideration to comments received from Argyll Biotech on any such Marketing Plan, and will provide Argyll Biotech with a copy of the final Marketing Plan as soon as it is available. The Parties intend and expect that, except for the first Marketing Plan to be prepared after execution of this Agreement, each subsequent Marketing Plan for each calendar year will be finalized no later than the first day of December of the immediately preceding calendar year. Any such final Marketing Plan may be reviewed and revised in accordance with Immunosyn’s usual internal practices, provided that Argyll Biotech shall be provided copies of the proposed revisions, and given the same opportunity to comment and consideration as provided to Argyll Biotech for the initial Marketing Plans.

4.4     Argyll Biotech shall be entitled to participate in the planning of promotional materials and promotional activities with respect to the SF-1019 product for the Licensed Use. All promotional materials and promotional activities shall be developed by Immunosyn, with input from Argyll. Such activities may include symposia, key opinion leader events, and similar such events. Prior to finalizing such promotional materials and promotional activities, Immunosyn shall include Argyll Biotech in its internal circulation of information regarding such promotional materials and events during the development of such promotional materials and any event related materials and upon the finalization of such materials.

4.5     Argyll Biotech shall have the right, at its election and at its sole expense, to promote the SF-1019 product for the Licensed Use and any other use in any country in which regulatory approval for such promotion has been obtained (the “Co-Promotion Option”).

(a)    In the event that Argyll Biotech exercises its Co-Promotion Option, Argyll Biotech shall be entitled, at its sole expense, to have its sales force and medical liaison personnel participate in the promotion of the SF-1019 product. Argyll Biotech shall give Immunosyn written notice of such exercise at least six months prior to the date Argyll Biotech intends to begin its co-promotion activities.

(b)    Argyll Biotech will be included in, and be allowed to participate in, all promotional activities being conducted by Immunosyn pursuant to the then current Marketing Plan, including participation in symposia, key opinion leader events, and the like. Immunosyn shall provide Argyll Biotech’s sales force with all promotional materials and support services to the same extent available to Immunosyn’s sales force. Argyll Biotech shall reimburse

Immunosyn for Immunosyn’s incremental costs and expenses associated with providing such materials and services to Argyll Biotech’s sales force.

(c)     Should Argyll Biotech exercise its Co-Promotion Option, it is nonetheless understood that Immunosyn will retain the exclusive rights to market, sell and distribute the SF-1019 product for the Licensed Use throughout the world, so that the Argyll Biotech’s right and obligation to promote would be in the nature of a co-promotion arrangement in which Argyll Biotech promotes such Products, but sales continue to be made by Immunosyn.

(d)     In the event that Immunosyn reasonably believes that Argyll Biotech has (i) materially failed to competently co-promote the SFG-1019 product, (ii) materially failed to promote the product consistent with the direction provided by the then-current marketing plan, or (iii) experienced a pattern of violating any applicable laws, and/or applicable regulations in connection with its promotion of the product, where there is a reasonable chance of reoccurrence of one or more of the violations comprising such pattern, (each a “Co-Promotion Problem”), then Immunosyn shall provide Argyll Biotech with written notice of such claim including specification of the respects in which Immunosyn believes such a Co-Promotion Problem has occurred with reasonable particularity. Thereafter all of Argyll Biotech’s rights to co-promote the product under this Section 4.5 shall be suspended for a period of time which shall last for a minimum of three months but shall not exceed six months.

4.6      From and after the execution date of this Agreement, each of Argyll Biotech and Immunosyn shall be responsible for its own distribution costs, sales costs, marketing costs, general and administrative costs, and/or other operating income/expense items.

5.	LICENSE FEES

5.1      As consideration to Argyll Biotech for the rights granted to Immunosyn under this Agreement, Immunosyn shall issue to Argyll Biotech one hundred forty seven million (147,000,000) shares of common stock in Immunosyn, as described in the Private Placement Memorandum dated August 2006 (the “License Fee”);

5.2      If and to the extent that the proceeds received by Argyll Biotech from the disposition of Immunosyn’s stock issued under Section 5.1, herein, net of all fees, taxes and expenses, are insufficient to fund Argyll Biotech’s clinical budget for obtaining regulatory approval for sale of SF-1019 in the United States and the United Kingdom (“Development Completion”), Immunosyn shall pay a royalty to Argyll Biotech equal to three and one-half per cent (3 1 /2%) of its gross receipts (the “Royalty Fee”) from sales of the SF-1019 product for the Licensed Use until Argyll Biotech’s said development costs have been reimbursed in full.

5.3      All payments to Argyll Biotech shall be final and non-refundable, regardless of any termination or suspension or this Agreement.

6.	PAYMENTS AND REPORTS.

6.1     Commencing with Immunosyn’s first commercial sale of SF-1019 (“First Commercial Sale”) and continuing until Development Completion, Immunosyn shall submit to Argyll Biotech monthly statements which shall set forth the amount of its gross sales of the SF-

1019 product and the calculation of Royalty Fees due on such gross sales for such month (the “Royalty Reports”).

6.2      Immunosyn shall submit its Royalty Reports on the fifth business day following the close of such month (closed in accordance with Immunosyn’s then standard practices) with sufficient detail to enable Argyll Biotech to determine the facts relied upon by Immunosyn in calculating the Royalty Fee.

6.3      Immunosyn shall make all payments required under this Agreement as directed by Argyll Biotech from time to time in U.S. Dollars. Whenever conversion of payments from any foreign currency shall be required, such conversion shall be at the rate of exchange used by Immunosyn for its own financial reporting purposes at such time without taking into account the effect of any hedging transactions by Immunosyn or its Affiliates.

6.4      Immunosyn, Argyll Biotech and each such party’s respective affiliates shall keep complete and accurate records pertaining to the sale of SF-1019 product. Argyll Biotech or Immunosyn (the “Audited Party”) shall permit an independent, certified public accountant appointed by the other party (the “Auditing Party”) and reasonably acceptable to the Audited Party, at reasonable times and upon reasonable notice but not more often than two times each calendar year, to examine such records as may be necessary to determine the correctness of any report or payment made under this Agreement, including statements by Argyll Biotech concerning the amount owed, if any, for Development Completion, to determine the consistency of actual expenditures versus the budgeted expenditures set forth in any clinical budget and/or any marketing budget, as the case may be, or obtain information as to the determination of aggregate net sales, operating profit or loss, development costs, distribution costs, sales costs, marketing costs, general and administrative costs and other operating income/expense. Results of any such examination shall be made available to all parties except that said independent, certified public accountant shall verify to the Auditing Party such amounts and shall disclose no other information revealed in such audit.

6.5      The Auditing Party shall bear the full cost of the performance of any audit requested by the Auditing Party except as hereinafter set forth. If, as a result of any inspection of the books and records of the Audited Party, it is shown that payments made by Immunosyn to Argyll Biotech under this Agreement were less than the amount which should have been paid, then Immunosyn shall make all payments required to be made to eliminate any discrepancy revealed by said inspection within 30 days after Argyll Biotech’s demand therefore. Furthermore, if the payments made were less than 95% of the amount that should have been paid during the period in question, Immunosyn shall also reimburse Argyll Biotech for the reasonable costs of such audit. Similarly, if an audit reveals that Argyll Biotech overstated the amount owed for Development Completion by more than 5%, then Argyll Biotech shall reimburse Immunosyn for the reasonable costs of such audit.

7.	MANUFACTURE AND SUPPLY.

7.1     Commencing on the execution date of this Agreement and thereafter during the term of this Agreement, Argyll Biotech (or its affiliates) shall be responsible for the manufacture of all requirements of SF-1019 for clinical and commercial use pursuant to this Agreement, including, without limitation, all product labeling and other package inserts and materials required by the applicable Regulatory Authorities. Argyll Biotech shall use commercially reasonable efforts to ensure that all services, facilities and goods used in connection with such manufacture comply with the applicable Manufacturing Standards in effect from time to time.

7.2      Argyll Biotech shall supply Immunosyn with all of Immunosyn’s requirements for SF-1019 for commercial use (which shall be deemed to include all of the requirements of Immunosyn’s distributors), and Immunosyn shall purchase from Argyll Biotech all of such requirements for SF-1019. Immunosyn shall place orders for the requirements of its distributors, and either have Argyll Biotech ship directly to such distributors or to Immunosyn for its reshipment to such distributors.

7.3      The purchase price for all SF-1019 product supplied by Argyll Biotech to Immunosyn pursuant to this Section 7 for commercial use shall be determined by Argyll Biotech in its reasonable discretion to include its fully burdened manufacturing cost, research and development expense, administrative overhead and standard mark-up customary for similar products and manufacturers within Argyll Biotech’s industry, mark-up which shall be agreed to by both parties. In the event the parties fail to reach agreement on Argyll Biotech’s mark-up, after direct in-person negotiations between the parties’ chief executive officers, a determination of the appropriate “standard mark-up” will be referred to arbitration in accordance with this agreement.

7.4     (a)     All quantities of the SF-1019 product supplied by Argyll Biotech pursuant to this Section 7 will comply in all material respects with the specifications agreed upon by the parties and all applicable Manufacturing Standards and shall adhere in all material respects to all applicable governmental laws and regulations relating to the manufacture, sale and shipment of each shipment of the SF-1019 product at the time it is shipped by Argyll Biotech hereunder.

(b)     Argyll Biotech shall conduct, or cause to be conducted, quality control testing of SF-1019 prior to shipment, in accordance with the agreed-upon specifications and applicable Manufacturing Standards as are in effect from time to time and such other quality control testing procedures adopted by Argyll Biotech from time-to-time (collectively, the “Testing Methods”). Initially and until decided otherwise, the Testing Methods shall include and Argyll Biotech shall undertake all FDA required release testing. Argyll Biotech shall retain records pertaining to such testing. Each shipment of SF-1019 hereunder shall be accompanied by a certified quality control protocol and certificate of analysis for each lot of SF-1019 therein as well as such customs and other documentation as is necessary or appropriate.

(c)    Immunosyn shall have the right, at reasonable times and upon reasonable notice, to inspect all facilities at which SF-1019 is manufactured pursuant to this Section 7 for compliance with cGMP, subject to existing agreements with third party manufacturers.

7.5      (a)     Immunosyn may test or cause to be tested SF-1019 supplied under this Section 7 in accordance with Immunosyn’s customary procedures within 30 days of its receipt at Immunosyn’s facility or that its designee. Immunosyn or its designee shall have the right to reject any shipment of SF-1019 made to it under this Agreement that does not meet the agreed-upon specifications and applicable Manufacturing Standards in any material respects when received by it at such destination when tested in accordance with the Testing Methods. All claims by Immunosyn of non-conforming SF-1019 shall be deemed waived unless made by Immunosyn in writing and received by Argyll Biotech within such 30-day period.

(b)     All claims of non-conforming SF-1019 shall be accompanied by a report of analysis (including a sample of the SF-1019 from the batch analyzed) of the allegedly non-conforming SF-1019 that shall have been made by Immunosyn or its designee, using the Testing Methods. Argyll Biotech shall promptly undertake its own analysis of such sample after receiving such claim and report from Immunosyn. If, after its own analysis, Argyll Biotech does not confirm such non-conformity, it shall submit the disputed SF-1019 to an independent testing laboratory, to be agreed upon by Immunosyn, for testing in accordance with the Testing Methods. The findings of such laboratory shall be binding on the Parties, absent manifest error. Expenses of such independent testing shall be borne by either Immunosyn or Argyll Biotech depending on which such Party initial findings are contradicted by the independent laboratory. In the event that any SF-1019 shipment or batch thereof is ultimately agreed or found not to meet the agreed upon specifications and/or applicable Manufacturing Standards, Argyll Biotech agrees to replace such shipment or batch with conforming SF-1019 and pay for all reasonable out-of-pocket expenses incurred by Immunosyn and Argyll Biotech in connection with shipping and/or storing such replacement SF-1019 and storing the non-conforming SF-1019. Such replacement shipment of SF-1019 shall be treated as a new, additional shipment of SF-1019 (that will be separately invoiced by Argyll Biotech) for all purposes, including measuring its conformity to the agreed upon specifications and applicable Manufacturing Standards and Immunosyn’s payment for such additional shipment. Immunosyn shall return any such rejected shipment to Argyll Biotech if so instructed by Argyll Biotech, at Argyll Biotech’s expense. In the event that any SF-1019 shipment or batch thereof is ultimately agreed or found to meet the agreed upon specifications and applicable Manufacturing Standards, Immunosyn shall accept and pay for such shipment or batch.
(c)     Upon Argyll Biotech’s receipt of a claim that a shipment or batch thereof of SF-1019 does not meet the agreed upon specifications and/or applicable Manufacturing Standards, Argyll Biotech shall use commercially reasonable efforts to replace such shipment or batch thereof with an additional shipment of SF-1019 that does conform to such standards as soon as practicable.

7.6      The Parties acknowledge and agree that Argyll Biotech currently obtains SF-1019 through contractual arrangements with a third party manufacturer. Upon the execution and delivery of this Agreement, Argyll Biotech shall and hereby does represent and warrant that, to the knowledge of Argyll Biotech, it is not in breach under any such contracts and that data and information provided to Immunosyn by Argyll Biotech relating to such contracts is accurate and complete in all material respects and contains no material errors or omissions.

7.7       (a)     Argyll Biotech shall notify Immunosyn (i) as promptly as possible, but in no event more than ten days after Argyll Biotech’s receipt of a firm order for SF-1019 from Immunosyn, or (ii) immediately upon becoming aware that Argyll Biotech is unable to supply the quantity of SF-1019 to Immunosyn that Argyll Biotech is required to supply hereunder, if Argyll Biotech is unable to supply such quantities of SF-1019. In such event, Argyll Biotech shall implement all commercially reasonable efforts to remedy such shortage, including through the use of third party manufacturers for all or a portion of such quantities of SF-1019, as determined are necessary by Argyll Biotech and Immunosyn.

(b)     In the event that Argyll Biotech is unable to supply Immunosyn’s requirements of SF-1019 due to force majeure or otherwise, Argyll Biotech shall allocate the SF-1019 that Argyll Biotech has in inventory and that Argyll Biotech is able to produce among the quantities of all such requirements, so that Immunosyn receives at least its proportionate share of such available supplies, as determined from reasonable forecasts (taking into consideration past sales and sales performance against forecast) and orders for SF-1019.

7.8      All purchases by Immunosyn shall be made pursuant to written purchase orders which shall be accepted by Argyll provided they comply with the terms of this Agreement. The printed terms on any purchase order or order acknowledgement which would otherwise modify, supplement or affect the terms of this Agreement shall be of no force or effect. Argyll shall not be required to deliver quantities which have not been scheduled by Immunosyn in written forecasts submitted to Argyll at least three months prior to the expected date of delivery. All shipments shall be delivered by Argyll at its place of manufacturing, and Immunosyn shall be responsible for arranging and payment of all costs of shipment and delivery to destination, including export and import.

8.	OWNERSHIP; PATENTS; TRADEMARKS.

8.1      Argyll Biotech shall have all right, title and interest in and to the patents, know-how, and trademarks related in any manner whatsoever to the development, manufacture, marketing, distribution, sale, import, use or support of SF-1019, whether in existence on the execution date of this Agreement or developed during the term of this Agreement, subject only to the rights granted to Immunosyn pursuant to this Agreement. All new or useful process, manufacture, compound, composition of matter, improvements, discoveries, claims, formulae, processes, trade secrets, technologies and know-how, to the extent relating to, derived from and useful for the manufacture, use or sale of the SF-1019 Product (including, without limitation, the formulation, delivery or use thereof in the commercial marketplace), including, without limitation, synthesis, preparation, recovery and purification processes and techniques, control methods and assays, chemical data, toxicological and pharmacological data and techniques, clinical data, medical uses, product forms and product formulations and specifications, whether patentable or unpatentable, that is conceived or first reduced to practice or demonstrated to have utility during the term of this Agreement, including all documentation thereof in written or electronic media (collectively, the “Inventions”) developed by any party or jointly by Argyll Biotech and Immunosyn shall be owned by Argyll Biotech, except for Inventions developed solely by Immunosyn which have general utility in connection with other products and/or compounds in addition to the SF-1019 product, but only to the extent of their utility for products other than SF-1019, in which case Immunosyn shall own such Inventions (“Immunosyn Inventions”). To the extent necessary to effectuate the foregoing, Immunosyn shall take any action reasonably necessary to confirm Argyll Biotech’s ownership pursuant to the foregoing.

8.2      (i)     Argyll Biotech shall have full responsibility for, and shall control the preparation and prosecution of, all patent applications and the maintenance of all patents relating to the SF-1019 technology throughout the world. In connection therewith, Argyll Biotech shall generally consult with Immunosyn on all future filings with respect to patents and the prosecution and maintenance of such patents, including where appropriate or reasonably requested by Immunosyn, providing copies to Immunosyn of any such filings made to, and written communications received from, any patent office relating, in whole or in part, to patents. Argyll Biotech shall pay all costs and expenses of filing, prosecuting and maintaining patents covering Inventions arising from the SF-1019 technology. Immunosyn shall have full responsibility for, and shall control the preparation and prosecution of, all patent applications and the maintenance of all patents relating to Immunosyn Inventions throughout the world. In connection therewith, Immunosyn shall generally consult with Argyll Biotech on all future filings with respect to such patents and the prosecution and maintenance of such patents, including where appropriate or reasonably requested by Argyll Biotech, providing copies to Argyll Biotech of any such filings made to, and written communications received from, any patent office relating, in whole or in part, to such patents. Immunosyn shall pay all costs and expenses of filing, prosecuting and maintaining patents covering Immunosyn Inventions. Notwithstanding the foregoing, Argyll Biotech shall not have the right to file patent applications or maintain patents for Immunosyn Inventions, regardless of whether such Immunosyn Inventions relate to the SF-1019 technology. Argyll Biotech shall have a perpetual, worldwide, royalty free license, including the right to sublicense and grant sublicensing rights to third parties, for all Immunosyn Inventions for the purpose of using, improving, manufacturing (including the right to have made), importing and selling SF-1019, including all of its improved versions.

(b)    The parties agree to cooperate with each other to execute all lawful papers and instruments, to make all rightful oaths and declarations and to provide consultation and assistance as may be necessary in the preparation, prosecution, maintenance and enforcement of all such patents and patent applications pursuant to this Agreement.

8.3      (a)    If any party learns of an infringement, unauthorized use, misappropriation or ownership claim or threatened infringement or other such claim (any of the foregoing, an “infringement”) by a third party with respect to any SF-1019 technology or any trademark in any territory throughout the world, such party shall promptly notify the other parties and shall provide such other parties with available evidence of such infringement.

(b)    Argyll Biotech shall have the first right, but not the duty, to institute patent or trademark infringement actions against third parties based on any SF-1019 technology or trademark. If Argyll Biotech does not institute an infringement proceeding against an offending third party within 180 days of learning of such infringement or, in the event that a third party files a paragraph IV certification relating to any patent pursuant to 21 U.S.C. ss.355(j)(2)(A)(vii)(IV) of the Hatch/Waxman Act (or any successor statute), if Argyll Biotech does not institute an infringement proceeding against such third party within 30 days of receipt of notice of such paragraph IV certification, Immunosyn shall have the right, but not the duty, to institute such an action with respect to any infringement by such third party; provided that Immunosyn may not enter into any settlement, consent judgment or other voluntary final disposition of such action which adversely effects any SF-1019 technology or trademark without the prior written consent of Argyll Biotech, which will not be unreasonably withheld. The costs and expenses of any such action (including fees of attorneys and other professionals) shall be borne by the party instituting the action, or, if the parties elect to cooperate in instituting and maintaining such action, such costs and expenses shall be borne by the parties in such proportions as they may agree in writing. Each party shall execute all necessary and proper documents, take such actions as shall be appropriate to allow the other party to institute and prosecute such infringement actions and shall otherwise cooperate in the institution and prosecution of such actions (including, without limitation, consenting to being named as a nominal party thereto). Each party prosecuting any such infringement actions shall keep the other party reasonably informed as to the status of such actions. Any award paid by a third party as a result of such an infringement action (whether by way of settlement or otherwise) shall be applied first to reimburse the parties for all costs and expenses incurred by the parties with respect to such action on a pro rata basis and, if after such reimbursement any funds shall remain from such award, they shall be allocated as follows: (i) if Argyll Biotech has instituted and maintained such action alone, Argyll Biotech shall be entitled to retain such remaining funds; (ii) if Immunosyn has instituted and maintained such action alone, Immunosyn shall be entitled to retain such remaining funds; or (iii) if the parties have cooperated in instituting and maintaining such action, the parties shall allocate such remaining funds between themselves in the same proportion as they have agreed to bear the expenses of instituting and maintaining such action.

(c)     Immunosyn shall have the first right, but not the duty, to institute patent infringement actions against third parties based on the use of Immunosyn Inventions which are used in the development, use, manufacture, distribution, promotion and/or sale of the SF-1019 product. If Immunosyn does not institute an infringement proceeding against an offending third party within 180 days of learning of such infringement or, in the event that a third party files a paragraph IV certification relating to any Immunosyn Inventions pursuant to 21 U.S.C. ss.355(j)(2)(A)(vii)(IV) of the Hatch/Waxman Act (or any successor statute), if Immunosyn does not institute an infringement proceeding against such third party within 30 days of receipt of notice of such paragraph IV certification, Argyll Biotech shall have the right, but not the duty, to institute such an action with respect to any infringement by such third party; provided that Argyll Biotech may not enter into any settlement, consent judgment or other voluntary final disposition of such action which adversely effects any Immunosyn Inventions without the prior written consent of Immunosyn, which will not be unreasonably withheld. The costs and expenses of any such action (including fees of attorneys and other professionals) shall be borne by the party instituting the action, or, if the parties elect to cooperate in instituting and maintaining such action, such costs and expenses shall be borne by the parties in such proportions as they may agree in writing. Each party shall execute all necessary and proper documents, take such actions as shall be appropriate to allow the other party to institute and prosecute such infringement actions and shall otherwise cooperate in the institution and prosecution of such actions (including, without limitation, consenting to being named as a nominal party thereto). Each party prosecuting any such infringement actions shall keep the other party reasonably informed as to the status of such actions. Any award paid by a third party as a result of such an infringement action (whether by way of settlement or otherwise) shall be applied first to reimburse the parties for all costs and expenses incurred by the parties with respect to such action on a pro rata basis and, if after such reimbursement any funds shall remain from such award, they shall be allocated as follows: (i) if Immunosyn has instituted and maintained such action alone, Immunosyn shall be entitled to retain such remaining funds; (ii) if Argyll Biotech has instituted and maintained such action alone, Argyll Biotech shall be entitled to retain such remaining funds; or (iii) if the parties have cooperated in instituting and maintaining such action, the parties shall allocate such remaining funds between themselves in the same proportion as they have agreed to bear the expenses of instituting and maintaining such action.

8.4      (a)     In the event of the institution or threatened institution of any suit by a third party against Immunosyn for patent or trademark infringement involving the manufacture, use, distribution, sale or marketing of the SF-1019 product, Immunosyn shall promptly notify Argyll Biotech in writing of such suit. Argyll Biotech shall be required to diligently defend such suit at its own expense shall control the defense of such action and, subject to Section 8.4(c), shall be responsible for all damages incurred as a result thereof and shall indemnify Immunosyn in connection therewith. Immunosyn hereby agrees to assist and cooperate with Argyll Biotech, at Argyll Biotech’s reasonable request and expense, in the defense of any suit related to the SF-1019 Technology or trademarks (including, without limitation, consenting to being named as a nominal party thereto). During the pendency of such action and thereafter, Immunosyn shall continue to make all payments due under this Agreement. If Argyll Biotech finally prevails and receives an award from such third party as a result of such action (whether by way of judgment, award, decree, settlement or otherwise), such award shall be retained entirely by Argyll Biotech.

(b)    In the event of the institution or threatened institution of any suit by a third party against Immunosyn for patent infringement involving the Immunosyn Inventions which are used in the development, use, manufacture, distribution, promotion and/or sale of the SF-1019 product, Immunosyn shall promptly notify Argyll Biotech in writing of such suit. Immunosyn shall be required to diligently defend such suit at its own expense, shall control the defense of such action and shall be responsible for all payment of damages incurred as a result thereof (or payment of any license fees incurred in connection with any license obtained by the parties from such third party); provided that (A) to the extent that such suit relates to Immunosyn Inventions used solely by Argyll Biotech, Argyll Biotech shall diligently defend such suit at its own expense, shall control the defense of such action and shall be responsible for all payment of damages incurred as a result thereof (or payment of any license fees incurred in connection with any license obtained by Argyll Biotech from such third party) and (B) to the extent that such suit relates to Immunosyn Inventions used by both Immunosyn and Argyll Biotech, the parties shall cooperate in the defense of such action and shall be responsible for payment of damages incurred as a result thereof (or payment of any license fees incurred in connection with any license obtained by the parties from such third party) on a basis which is proportionate to their relative usage (as reflected by sales and similar objective criteria) of such Immunosyn Inventions. In the event that a party is solely responsible for defending an action involving Immunosyn Inventions, the other party shall assist and cooperate with such party, at such party’s reasonable request and expense. If a party which is solely responsible for defending an action involving Immunosyn Inventions finally prevails and receives an award from such third party as a result of such action (whether by way of judgment, award, decree, settlement or otherwise), such award shall be retained entirely by such party. If the parties cooperate in the defense of an action involving Immunosyn Inventions pursuant to (B) above and such parties finally prevail and receive an award from such third party as a result of such action (whether by way of judgment, award, decree, settlement or otherwise), such award shall be shared on an equitable basis by the parties.

(c)    In the event that Argyll Biotech (A) determines that a license under third party patents or trademarks should be obtained to avoid infringement of such third party patents or trademarks in order to make, have made, use or sell the SF-1019 product in any country(ies)

in the world, or royalties should be paid to such third party in respect of sales of such product anywhere in the world, or (B) if Argyll Biotech or Immunosyn finally loses and is required to pay damages or an award to a third party as a result of an action commenced under Section 8.4(a) (whether by way of judgment, award, decree, settlement or otherwise); then the Royalty and purchase price for the SF-1019 Product due from Immunosyn to Argyll Biotech pursuant to Section 5.1 shall be increased by an amount sufficient to reimburse Argyll Biotech for the amount of such damages within a period not to exceed three years.

9.	PUBLICATION; CONFIDENTIALITY

9.1      The parties recognize that each may wish to publish the results of their work (or the work of any Argyll Team member) relating to the subject matter of this Agreement. However, the parties also recognize the importance of acquiring patent protection. Consequently, subject to any applicable laws or regulations obligating any party to do otherwise, any proposed publication by any party (including the Argyll Team members) shall comply with this Section 9. All publications, whether written or oral, shall be prepared in accordance with the joint publication strategy established and approved jointly by Argyll Biotech and Immunosyn. At least 45 days before a manuscript is to be submitted to a publisher, the publishing party will provide the other party with a copy of the manuscript. If the publishing party wishes to make an oral presentation, it will provide the other party with a summary of such presentation at least 30 days before such oral presentation and, if an abstract is to be published, 30 days before such abstract is to be submitted. Any oral presentation, including any question period, shall not include any Confidential Information (as defined below) unless the parties otherwise mutually agree in writing in advance of such oral presentation.

9.2      Argyll Biotech and Immunosyn will each review the manuscript, abstract, text or any other material provided to it under Section 9.1 to determine whether patentable subject matter is disclosed. The non-publishing party will notify the publishing party within 30 days of receipt of the proposed publication if the non-publishing party, in good faith, determines that patentable subject matter is or may be disclosed, or if, in good faith, it believes Confidential Information is or may be disclosed. If it is determined by the non-publishing party that patent applications should be filed, the publishing party shall delay its publication or presentation for a period not to exceed 60 days from the non-publishing party’s receipt of the proposed publication or presentation to allow time for the filing of patent applications covering patentable subject matter. In the event that the delay needed to complete the filing of any necessary patent application will exceed the 60-day period, the parties will discuss the need for obtaining an extension of the publication delay beyond the 60-day period. If it is determined in good faith that Confidential Information or proprietary information is being disclosed, the parties will consult in good faith to arrive at an agreement on mutually acceptable modifications to the proposed publication or presentation to avoid such disclosure.

9.3      The parties agree to the terms of the Confidentiality and Non Disclosure Agreement annexed to this Agreement as Attachment “A”. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, the parties agree that, during the term of this Agreement and for ten years thereafter, the receiving party, its affiliates and its licensees shall ensure that their respective employees, officers, directors and other representatives shall keep completely confidential and not publish or otherwise disclose and not use for any purpose any information furnished to it or them by the disclosing party, its affiliates or its licensees or developed under or in connection with this Agreement, including the terms of this Agreement, except to the extent that it can be established by the receiving party by competent proof that such information: (i) was already known to the receiving party, other than under an obligation of confidentiality, at the time of disclosure by the disclosing party; (ii) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving party; (iii) became generally available to the public or was otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving party in breach of this Agreement; or (iv) was disclosed to the receiving party, other than under an obligation of confidentiality, by a third party who had no obligation to the disclosing party not to disclose such information to others (all such information to which none of the foregoing exceptions applies, shall be deemed “Confidential Information”).

9.4     The restrictions contained in Section 9.3 shall not apply to Confidential Information that: (i) is submitted by the recipient to governmental authorities to facilitate the issuance of regulatory approval for the SF-1019 Product, provided that reasonable measures shall be taken to assure confidential treatment of such information; (ii) is provided by the recipient to third parties under confidentiality provisions at least as stringent as those in this Agreement, for consulting, manufacturing development, manufacturing, external testing, or marketing trials; or (iii) is otherwise required to be disclosed in compliance with applicable laws or regulations or order by a court or other regulatory body having competent jurisdiction; provided that if a party is required to make any such disclosure of disclosing party’s Confidential Information such party will, except where impracticable for necessary disclosures (for example, to physicians conducting studies or to health authorities), give reasonable advance notice to the disclosing party of such disclosure requirement and, except to the extent inappropriate in the case of patent applications, will use its best efforts to secure confidential treatment of such Confidential Information required to be disclosed.

9.5      Each party shall use, and cause each of its affiliates and its licensees to use, any Confidential Information obtained by such party from the disclosing party, its affiliates or its licensees, pursuant to this Agreement or otherwise, solely in connection with the activities or transactions contemplated hereby.

9.6      Each party shall be entitled, in addition to any other right or remedy it may have, at law or in equity, to an injunction, without the posting of any bond or other security, enjoining or restraining the disclosing party, its affiliates and/or its licensees from any violation or threatened violation of this Section 9.

10.	REPRESENTATIONS AND WARRANTIES.

10.1     Each party represents and warrants to the other parties, as of the execution date of this Agreement, that:

(a)     Such party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof;

(b)    Such party has taken all corporate action necessary to authorize the execution and delivery of this Agreement and the performance of its obligations under this Agreement and has full power and authority to enter into this Agreement and perform its obligations under this Agreement; and

(c)    This Agreement has been duly executed by such party and constitutes a valid and legally binding obligation of such party, enforceable in accordance with its terms, subject to and limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws generally applicable to creditors’ rights; and (ii) judicial discretion in the availability of equitable relief.

(d)    Such party is not required to obtain the consent, approval, order, or authorization of any third party, or complete any registration, qualification, designation, declaration or filing with, any federal, state, local, or provincial governmental authority, in connection with the execution and delivery of this Agreement and the performance by such party of its obligations under this Agreement, including, without limitation, the grant of rights to the other parties pursuant to this Agreement, or such party has done so; and

(e)     The execution and delivery of this Agreement, and the performance by such other party of its obligations under this Agreement, including without limitation the grant of rights to the other parties pursuant to this Agreement, will not: (i) conflict with, nor result in any violation of or default under any such instrument, judgment, order, writ, decree, contract or provision; (ii) give rise to any event that results in the creation of any lien, charge or encumbrance upon any assets of such party or the suspension, revocation, impairment, forfeiture or non-renewal of any material permit, license, authorization or approval that applies to such party, its business or operations or any of its assets or properties; or (iii) conflict with any rights granted by such party to any third party or breach any obligation that such party has to any third party.

10.2     Argyll Biotech represents and warrants to Immunosyn, as of the execution date of this Agreement, that:

(a)    Argyll Biotech is the owner of, or has exclusive rights to, all of the patents and trademarks in existence necessary to produce and manufacture the SF-1019 product for the Licensed Use, and has the exclusive right to grant the rights granted under this Agreement therefor. To the knowledge of Argyll Biotech, all of such patents and trademarks are valid, in full force and effect and have been maintained to date, and are not the subject of any interference or opposition proceedings;

(b)    To the knowledge of Argyll Biotech, Argyll Biotech (i) is not aware of any asserted or unasserted claims, interferences, oppositions or demands of any third party against the SF-1019 technology or the trademarks in existence as of the execution date of this Agreement; and (ii) to the knowledge of Argyll Biotech, the Parties’ practice of any invention claimed in such patents or the exercise of any rights to the SF-1019 technology or the trademarks as contemplated by this Agreement will not infringe any patent or other intellectual property right of any third party;

(c)    To the knowledge of Argyll Biotech, Argyll Biotech has rights to all of the know-how relating to the manufacture and use of the SF-1019 product in existence on the execution date of this Agreement and the right to grant all rights with respect thereto granted to Immunosyn pursuant to this Agreement;

(d)    To the knowledge of Argyll Biotech, Immunosyn’s marketing, sale and distribution of the SF-1019 product for the Licensed Use, in accordance with the terms of this Agreement, would not infringe upon or conflict with any patent or other proprietary rights of any third party; and

(e)     To the knowledge of Argyll Biotech, all of the data and information provided to Immunosyn by Argyll Biotech relating to the SF-1019 technology and the trademarks is accurate and complete in all material respects and contains no material errors or omissions.

10.3     Only to the extent Argyll Biotech’s representations and warranties set forth in Section 10.2(e) are true and correct, Immunosyn represents and warrants to Argyll Biotech, as of the execution date of this Agreement, that it has utilized its own scientific, marketing and distribution expertise and experience to analyze and evaluate both the scientific and commercial value of SF-1019 product and has solely relied on such analysis and evaluations in deciding to enter into this Agreement.

11.	RECALL; INDEMNIFICATION.

11.1     In the event that either party learns that any regulatory authority in any country has alleged or proved that the SF-1019 product does not comply with applicable rules and regulations in such country, it shall notify the other party immediately. Argyll Biotech shall conduct any appropriate investigation and shall make a determination as to the disposition of any such matter. If Immunosyn is required or if Argyll Biotech should deem it appropriate to recall any SF-1019 product, Argyll Biotech shall bear the costs and expenses associated with such recall, unless the predominant cause of such recall results from Immunosyn’s willful wrongdoing or negligence, in which case Immunosyn shall bear all costs and expenses associated with such recall.

11.2     Immunosyn shall indemnify, defend and hold harmless Argyll Biotech, the Argyll Team, and their respective affiliates, and their respective directors, officers, employees and agents, from and against any and all liabilities, damages, losses, costs and expenses (including the reasonable fees of attorneys and other professionals) to the extent arising out of or resulting from:

(a)     negligence, recklessness or wrongful intentional acts or omissions of Immunosyn or its affiliates, and their respective directors, officers, employees and agents, in connection with the work performed by Immunosyn under the clinical development plans or the fulfillment of Immunosyn’s obligations under the marketing plans; or

(b)     any use, distribution or sale of the SF-1019 product by Immunosyn or its affiliates or due to any negligence, recklessness, or wrongful intentional acts or omissions by or strict liability of, Immunosyn or its affiliates and their respective directors, officers, employees and agents.

11.3     Argyll Biotech shall indemnify, defend and hold harmless Immunosyn and its affiliates, and their directors, officers, employees and agents, from and against any and all liabilities, damages, losses, costs and expenses (including the reasonable fees of attorneys and other professionals) to the extent arising out of or resulting from:

(a)     negligence, recklessness or wrongful intentional acts or omissions of Argyll Biotech, the Argyll Team, or their respective affiliates, and their respective directors, officers, employees and agents, in connection with Argyll Biotech’s fulfillment of its obligations under the clinical development plans or the fulfillment of Argyll Biotech’s rights or obligations under the marketing plans;

(b)     failure of SF-1019 to meet the agreed upon specifications and/or applicable Manufacturing Standards or use of SF-1019 products or promotion of that product not in conformity with product labeling, by Argyll Biotech, the Argyll Team, or their respective affiliates, or due to any negligence, recklessness or wrongful intentional acts or omissions by, or strict liability of, Argyll Biotech, the Argyll Team, or their respective affiliates, and their respective directors, officers, employees and agents; or

(c)     any breach of any representation or warranty made by Argyll Biotech under Section 10.1 or 10.2.

11.4    In the event that any person (an “Indemnitee”) entitled to indemnification under Section 11.2 or 11.3 is seeking such indemnification, such Indemnitee shall inform the indemnifying party of the claim as soon as reasonably practicable after such Indemnitee receives notice of such claim, shall permit the indemnifying party to assume direction and control of the defense of the claim (including the sole right to settle it at the sole discretion of the indemnifying party, provided that such settlement does not impose any obligation on, or otherwise adversely affect, the Indemnitee or any of the other parties) and shall cooperate as requested (at the expense of the indemnifying party) in the defense of the claim.

11.5     As the parties intend complete indemnification, all costs and expenses incurred by an Indemnitee in connection with enforcement of Sections 11.2 and 11.3 shall also be reimbursed by the indemnifying party.

12.	TERM; TERMINATION.

12.1     This Agreement shall become effective as of the execution date of this Agreement and, unless earlier terminated pursuant to the other provisions of this Section 12, shall expire on the date on which the sale of the SF-1019 product ceases to be covered by a valid patent claim owned by Argyll covering SF-1019 in any country.

12.2     Argyll Biotech may, without prejudice to any other remedies available to it at law or in equity, terminate this Agreement in the event that Immunosyn shall have materially breached or defaulted in the performance of any of its material obligations hereunder, and such default shall have continued for 180 days after written notice thereof was provided to

Immunosyn by Argyll Biotech (or, if such default cannot be cured within such 180-day period, if Immunosyn Party does not commence and diligently continue actions to cure such default during such 180-day period). Any such termination shall become effective at the end of such 180-day period unless Immunosyn has cured any such breach or default prior to the expiration of such 180-day period (or, if such default cannot be cured within such 180-day period, if Immunosyn has commenced and diligently continued actions to cure such default). The right of Argyll Biotech to terminate this Agreement, as provided in this Section 12.2 shall not be affected in any way by its waiver or failure to take action with respect to any previous default.

12.3     Immunosyn shall have the right to terminate this Agreement in the event that it determines, in its reasonable discretion and after thorough review and analysis, that there exists a significant concern regarding a regulatory or patient safety issue that would seriously impact the long term viability of the SF-1019 product. The Agreement shall immediately terminate upon a non-rebutted, conclusive finding by Immunosyn that there exists a significant concern regarding a regulatory or patient safety issue that would seriously impact such long term viability. In the event of such termination, any remaining obligation of Immunosyn to pay the Royalty shall immediately terminate and Argyll Biotech shall have no claim therefore; provided, however, that Argyll Biotech shall have no liability in such event to return or repay any portion of the License Fee previously paid to it by Immunosyn.

12.4     If this Agreement expires pursuant to its terms or is terminated by any party pursuant to this Section 12, in addition to any other remedies available to the parties at law or in equity: (i) Immunosyn shall promptly transfer to Argyll Biotech copies of all data, reports, records and materials in their possession or control that relate to the SF-1019 Product and return to Argyll Biotech all relevant records and materials in its possession or control containing Confidential Information of Argyll Biotech (provided that Immunosyn may keep one copy of such Confidential Information of Argyll Biotech for archival purposes only); and (ii) Argyll Biotech shall promptly return to Immunosyn all relevant records and materials in Argyll Biotech’s possession or control containing Confidential Information of Immunosyn (provided that the Argyll Biotech may keep one copy of such Confidential Information of Immunosyn for archival purposes only).

13.	FORCE MAJEURE.

13.1     Neither of the parties shall be held liable or responsible to the other party nor be deemed to be in default under, or in breach of any provision of, this Agreement for failure or delay in fulfilling or performing any obligation of this Agreement when such failure or delay is due to force majeure, and without the fault or negligence of the party so failing or delaying. For purposes of this Agreement, force majeure is defined as causes beyond the control of the party, including, without limitation, acts of God; acts, regulations, or laws of any government; war; civil commotion; destruction of production facilities or materials by fire, flood, earthquake, explosion or storm; labor disturbances; epidemic; and failure of public utilities or common carriers. In such event Argyll Biotech or Immunosyn, as the case may be, shall immediately notify the other party of such inability and of the period for which such inability is expected to continue. The party giving such notice shall thereupon be excused from such of its obligations under this Agreement as it is thereby disabled from performing for so long as it is so disabled and the 30 days thereafter. To the extent possible, each party shall use reasonable efforts to minimize the duration of any force majeure.

14.	DISPUTE RESOLUTION.

14.1     Subject to the arbitration agreement in Section 14.2, the federal and state courts having jurisdiction over San Diego County, California shall have exclusive jurisdiction and venue over all judicial proceedings involving the parties under this Agreement. Both parties agree to the exclusive personal jurisdiction of said courts.

14.2     In the event of any dispute arising out of or related in any way whatsoever to this Agreement, the parties agree to submit all such disputes to a confidential, binding arbitration in accordance with California law in the City of San Diego. A party may initiate arbitration by serving the other party with written notice making reference to this Agreement, describing the dispute to be arbitrated, and naming its arbitrator. The party receiving the notice shall respond in writing within fourteen (14) business days by naming its arbitrator and describing any additional disputes or counterclaims it wishes to have resolved. The two parties’ arbitrators shall then appoint a third arbitrator who shall serve as the chairman of the proceedings. In the event the party receiving the initial notice fails to nominate its arbitrator within the specified time period, the arbitrator appointed by the party initiating the arbitration shall serve as the sole arbitrator with power to make a decision and render a binding award. All arbitrators appointed in accordance with this Agreement shall be experienced in the field of licensing biotechnology, and the chairman shall be an attorney having experience litigating in said field. The award may be confirmed by any court having jurisdiction over the parties.

15.	MISCELLANEOUS.

15.1     Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, employer-employee or joint venture relationship between the parties. No Party shall incur any debts or make any commitments for the other, except to the extent, if at all, specifically provided herein.

15.2     No party shall be entitled to assign its rights or delegate its obligations hereunder without the express written consent of the other party, except that Argyll Biotech may assign its rights and transfer its duties hereunder, without the consent of Immunosyn, to (A) a directly or indirectly wholly-owned subsidiary of Argyll Biotech, or (B) to any assignee of all or substantially all of its business (or that portion of its overall business of which this Agreement is a part (e.g. all of its biopharmaceutical business).

15.3    Any books and records to be maintained under this Agreement by a party or its affiliates shall be maintained in accordance with generally accepted accounting principles.

15.4     Solely to the extent necessary to allow any party to use it rights and perform its obligations under this Agreement, each party hereby grants to the other party and its affiliates the rights to use patents, know-how and Immunosyn Inventions (as applicable) in accordance with this Agreement. Each party shall execute, acknowledge and deliver such further instruments, and do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

15.5     Any notice, request or other communication required or permitted to be given under or in connection with this Agreement shall be deemed to have been sufficiently given if in writing and personally delivered or sent by certified mail (return receipt requested), facsimile transmission (receipt verified), or overnight express courier service (signature required), prepaid, to the party for which such notice is intended, at the address set forth for such party below:

In the case of Argyll Biotech, to:	Argyll Biotechnologies, LLC 4225 Executive Square Suite 260 La Jolla, CA 92037 ATTN: Gregory Witz, CFO
In the case of Immunosyn, to:	Immunosyn Merger Corporation 4225 Executive Square Suite 260 La Jolla, California 92037 ATTN: Kent Norton, President

or to such other address for such party as it shall have specified by like notice to the other Party, provided that notices of a change of address shall be effective only upon receipt thereof. If notice is delivered personally or by facsimile transmission, the date of delivery shall be deemed to be the date on which such notice or request was given. If sent by overnight express courier service, the date of delivery shall be deemed to be the next business day after such notice or request was deposited with such service. If sent by certified mail, the date of delivery shall be deemed to be the third business day after such notice or request was deposited with the U.S. Postal Service.

15.6    Except as otherwise provided herein, Argyll Biotech and Immunosyn shall not have any right, express or implied, to use in any manner the name or other designation of the other or any other trade name, trademark or logos of the other party for any purpose in connection with the performance of this Agreement.

15.7     Except as otherwise provided herein, neither Argyll Biotech no Immunosyn shall make any public announcement concerning this Agreement or the subject matter hereof without first consulting with the other party and providing such party with a reasonable opportunity to comment on such proposed public announcement.

15.8     A waiver by any party of any of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach hereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of any party.

15.9     Nothing in this Agreement shall be deemed to permit a party to export, re-export or otherwise transfer any SF-1019 product sold under this Agreement without compliance with applicable laws.

15.10   When possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement, provided such invalid term is not fundamental to the Parties’ Agreement.

15.11   No amendment, modification or supplement of any provisions of this Agreement shall be valid or effective unless made in writing and signed by a duly authorized officer of each party.

15.12   This Agreement shall be governed by and interpreted in accordance with the laws of the State of California as if the dispute arose in California between citizens of California without regard to any conflicts of law principles that might otherwise apply.

15.13   This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

15.14   All of the terms and provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns.

15.15   This Agreement may be executed simultaneously in any number of counterparts, any one of which need not contain the signature of more than one party but all such counterparts taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by its duly authorized representative as of the day and year first above written.

ARGYLL BIOTECHNOLOGIES, LLC
By:	/s/ James T. Miceli
James T. Miceli
CEO
IMMUNOSYN CORPORATION
By:	/s/ Kent Norton
Kent Norton
President

EXHIBIT D

Lock-Up Agreement
_________, 2006

Immunosyn Corporation
4225 Executive Square, Suite 260
La Jolla, California 92037

Re:	Offering of Common Stock

Dear Sirs:

In order to induce Immunosyn Corporation, a Delaware corporation (the “Company”), to register my shares of the Company’s Common Stock, par value $0.0001 per share (“Common Stock”), the undersigned hereby agrees that for a period of twelve (12) months following the effective date of the prospectus (the “Prospectus”) filed by the Company with the Securities and Exchange Commission in connection with such offering, the undersigned will not, without the prior written consent of the Company, directly or indirectly:

(i) offer, sell, assign, transfer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, any shares of Common Stock including, without limitation, Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934, as the same may be amended or supplemented from time to time, or securities convertible into or exercisable or exchangeable for Common Stock (collectively, the “Shares”),

(ii) enter into any swap, hedge or similar agreement or arrangement that transfers to another, in whole or in part, any of the economic risk of ownership of the Shares, or

(iii) engage in any short selling of the Shares.

Nothing contained herein will be deemed to restrict or prohibit the transfer of the Shares (i) as a bona fide gift, provided the recipient thereof agrees in writing to be bound by the terms thereof (ii) as a distribution to partners, retired partners or the estates of such partners or retired partners or shareholders of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms thereof, (iii) as a transfer into a revocable trust pursuant to the transferor’s estate plan, provided the trustee agrees on behalf of all beneficiaries of the trust that they shall be bound by the terms of this agreement.

Any person to whom the Shares are transferred from the undersigned from and after the date hereof shall be bound by the terms of this Agreement.

In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Shares.

Shareholder’s Initials /s/ DM

The undersigned understands that the Company is relying upon this Agreement in proceeding towards registration of my Shares. The undersigned further understands that this Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Notwithstanding the foregoing, the Company will use reasonable efforts to arrange for a registered broker dealer to act as an agent (the “Agent”) for all shareholders who execute this Agreement (collectively “Selling Shareholders”), for the sale of their Shares unrestricted by this Agreement during the lock up period, on the following terms and conditions:

1) During the lock-up period, Selling Shareholders may submit one or more limit orders to the Agent for sales of their Shares at prices desiginated by the Selling Shareholder. Such orders shall. be deemed “good until cancelled”.

2) The Agent will have sole discretion to determine at all times whether there is sufficient market support for any sales by the Selling Shareholders within their limit orders.

3) If the Agent determines there is sufficient market interest, the Agent will attempt to execute the Selling Shareholders’ orders.

4) If there is insufficient market interest in all of the Selling Shareholders’ Shares within a specific limit, the Agent will allocate the number of Shares sold among all of the Selling Shareholders on a proportionate basis in accordance with the number of each Selling Shareholder’s Shares offered at or above this limit.

5) At any time during the lock-up the Company may declare a hold on the selling of all Shares by the Selling Shareholders provided such hold shall apply to all Selling Shareholders.

The following parties and transactions shall not be subject to this Agreement:

(i) the sale or transfer of Shares by Argyll Biotechnologies LLC (“Argyll”) and its affiliates to accredited investors pursuant to the Private Placement Memorandum dated May 2006 for Offering Of 8% Convertible Notes of Argyll, as Supplemented; or

(ii) sales or transfers by Argyll Equities LLC.

The Selling Shareholder further agrees to exceute any additional documents that the Company deems necessary to implement the transactions contemplated by this Agreement.

[Signature Page Follows]

Shareholder’s Initials /s/ DM

2

SIGNATURE BLOCK FOR A NATURAL PERSON

Name:
Please Print

Date:

SIGNATURE BLOCK FOR A CORPORATION, PARTNERSHIP, TRUST OR OTHER ENTITY

Name of corporation, partnership, trust or other entity, including type of entity and jurisdiction of organization:

Argyll Biotechnologies, LLC

Please Print

By:	/s/ Douglas A. McClain, Jr.

Name:	Douglas A. McClain, Jr.
Please Print

Title:
Please Print

Date:

3

EXHIBIT E

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Immunosyn Corporation unless and until such time as any party hereto shall notify the others in writing of his or its desire to terminate this Joint Filing Agreement, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 29, 2007.

AGRYLL BIOTECHNOLOGIES, LLC

By:	/s/ Douglas McClain, Jr.
Name:	Douglas McClain, Jr.
Title:	Chief Financial Officer

/s/ James T. Miceli
[James T. Miceli]

/s/ Douglas McClain, Jr.
[Douglas McClain, Jr.]